

Ginger Turner

Chief Operations Officer at Just Add Cooking and local food evangelist.

Windham, New Hampshire

Message 

 Just Add Cooking Inc.

 Tufts University

 See contact info

 77 connections

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Experience



Chief Operations Officer
Just Add Cooking Inc.
May 2018 – Present · 5 mos
Greater Boston Area

CSA Manager
Farmer Dave's
Feb 2012 – Mar 2016 · 4 yrs 2 mos
Dracut, MA
Managed 1400 member Community Supported Agriculture program. Responsibilities included crop and harvest planning for shares spanning a 9 month growing season, overseeing quality control during busy harvest season, recruiting and supervising approximately 30 volunteers, developing and supporting community partners, marketing to prospective member... See more

Customer Service Manager
SeniorMed
May 2004 – Aug 2008 · 4 yrs 4 mos
• Supervised a team of 12-15 customer service and data entry technicians in a closed-door mail order pharmacy setting.
• Developed training programs for new employees.
• Strategized processes that demonstrated increased data entry efficiency and red... See more

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Education



Tufts University
Bachelor of Arts (B.A.), Cultural Anthropology
2008 – 2011

Skills & Endorsements

Customer Service · 4

 Endorsed by **Lizaida Rojas, who is highly skilled at this**

Business Strategy · 4

David Dumaresq and 3 connections have given endorsements for this skill

Research · 4

David Dumaresq and 3 connections have given endorsements for this skill

Show more ⌄

Recommendations

Received (1)   Given (0)


Bethany Bellingham
Founder at Happy Belly
Gardening | Garden Coach
and Designer | Human
Resources, Payroll,
Administrative Professional

July 16, 2018, Bethany
managed Ginger directly

Ginger stands out in that she is both ambitious and practical. She embraces challenges and excels at event planning, where her creativity shines. She is down-to-earth and gets along well with coworkers and managers. I highly recommend Ginger.

